

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 25, 2011

via U.S. mail and facsimile

David E. Price, Chief Executive Officer
Algoil, Inc
13520 Oriental St.
Rockville, MD 20853

>   **RE: Algoil, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2009**
>   **Filed March 26, 2010**
>   **File No. 53144**

Dear Mr. Price:

We have completed our review of your filings and do not have any further comments at
this time.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief